

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Daniel B. Silvers
Chief Executive Officer
Leisure Acquisition Corp.
250 West 57th Street, Suite 415
New York, NY 10107

**Re: Leisure Acquisition Corp.
Registration Statement on Form S-4
Exhibit Nos. 2.1, 10.30, 10.31 and 10.32
Filed March 15, 2021
File No. 333-254279**

Dear Mr. Weil:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance